

SECURI1 07002993 ;ION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-45223

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fund Services Advisors, Inc. (FSA)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 S. Figueroa Street, Suite 3200
(No. and Street)

Los Angeles, CA 90017
(City) (State) (Zip Code)

PROCESSED
MAR 15 2007
THOMSON
FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Creger (213) 612-2198
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lederman, Zeidler, Gray & Co. LLP
(Name – *if individual, state last, first, middle name*)

9107 Wilshire Boulevard, Suite 260 Beverly Hills, CA 90210
(Address) (City) (State) (Zip Code)


SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2007
WASH, D.C.
185

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Creger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fund Services Advisors, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



MARIA C. MARTINEZ
Commission # 1603521
Notary Public - California
Los Angeles County
My Comm. Expires Sep 29, 2009

Signature

Mark Creger, Designated Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FUND SERVICES ADVISORS, INC.

Financial Statements
with
Independent Auditors' Report
December 31, 2006

CONTENTS

LEDERMAN, ZEIDLER, GRAY & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
9107 WILSHIRE BOULEVARD, SUITE 260
BEVERLY HILLS, CALIFORNIA 90210

MEMBER
AMERICAN INSTITUTE
OF CERTIFIED PUBLIC ACCOUNTANTS
CALIFORNIA SOCIETY
OF CERTIFIED PUBLIC ACCOUNTANTS

TELEPHONE
(310) 273-2924
FAX
(310) 276-0225

INDEPENDENT AUDITORS' REPORT

Board of Directors
FUND SERVICES ADVISORS, INC.
Los Angeles, California

We have audited the accompanying statement of financial condition of Fund Services Advisors, Inc., as of December 31, 2006 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fund Services Advisors, Inc. as of December 31, 2006 and the result of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the statement of operating expenses and in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lederman, Zeidler, Gray & Co., CPAs, LLP

Beverly Hills, California
February 21, 2007

FUND SERVICES ADVISORS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash	$	466,347
Advisory fees receivable		84,167
	$	550,514

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Commissions payable	$	176,734
Due to affiliate		156,808
Income taxes payable		8,662
Total current liabilities		342,204
Stockholders' equity		
Common stock, no par value		
Authorized - 2,000,000 shares		
Issued and outstanding - 10,000 shares		10,000
Paid-in capital		148,547
Retained Earnings		49,763
		208,310
	$	550,514

The accompanying notes are an integral part of these financial statements

FUND SERVICES ADVISORS, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

Revenue	
Investment advisory fees	$ 783,948
Interest income	11,007
	794,955
Operating expenses:	
Commissions expense	175,742
Management fees	364,440
Office services	229,296
	769,478
Income before provision for income taxes	25,477
Provision for income taxes	8,662
Net income	$ 16,815

The accompanying notes are an integral part of these financial statements

FUND SERVICES ADVISORS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock	Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2005	$ 10,000	$ 148,547	$ 32,948	$ 191,495
Net income	-	-	16,815	16,815
Balance, December 31, 2006	$ 10,000	$ 148,547	$ 49,763	$ 208,310

The accompanying notes are an integral part of these financial statements

FUND SERVICES ADVISORS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

Operating activities:	
Net income	$ 16,815
(Increase) decrease in assets:	
Advisory fees receivable	(5,834)
Increase (decrease) in liabilities:	
Accounts payable	(76,327)
Due to affiliate	98,444
Income taxes payable	(7,323)
Net cash provided by operating activities	25,775
Increase in cash	25,775
Cash, beginning of year	440,572
Cash, end of year	$ 466,347
Cash paid during the year:	
Interest paid	$ -
Income taxes paid	$ -

The accompanying notes are an integral part of these financial statements

FUND SERVICES ADVISORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

1. Summary of significant accounting policies

Nature of business - The Company is a non-clearing fully disclosed broker dealer engaged in providing investment agreements, mutual funds and other investment services, for municipal bond issuers and cash managers. The majority of customers are municipalities located in California. Currently, the Company's single source of revenue is the collection of 12(b)(1) fees. The Company is a 100%-owned subsidiary of BLX Acquisition Corporation.

Cash - For purposes of reporting cash flows, cash and cash equivalents include cash on hand and cash held at the Company's brokerage house. The Company has deposits with a financial institution which periodically exceed the federally insured limits.

Revenue - The Company receives advisory fee income based either on a stated fee or based on a percentage of bond funds invested pursuant to an investment agreement. Also, the Company is paid a monthly servicing fee on average client balances held in money market mutual funds.

Estimates - In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. These estimates include the fair value of financial instruments.

Fair value of financial instruments - The carrying value of financial instruments on the balance sheet is a reasonable estimation of the fair value for the following instruments: cash, advisory fees receivable and current liabilities.

2. Related party transactions

The Company incurred commission expense, management fees and office services in the amounts of $175,742, $364,440 and $229,296 respectively during the current year which were payable to an affiliate of the Company's 100% shareholder.

The Company owed $156,808 to an affiliate of the Company's 100% shareholder as of December 31, 2006. In addition, commissions payable as of December 31, 2006 in the amount of $176,734 is owed to an affiliate of the Company's 100% shareholder.

FUND SERVICES ADVISORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

3. Income taxes

The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". The income tax provision for the year does not differ from the income tax provision that would result from applying statutory tax rates to pre-tax income because there are no material timing or permanent differences for expenses deductible for book purposes as compared to tax purposes. The tax provision is calculated using the highest tax rate for federal and state, 34% and 8.84% respectively. The Company files a consolidated income tax return with its parent company.

4. Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2006, the Company had net capital of $139,470, which was $116,656 in excess of its required net capital of $22,814. The Company's ratio of net capital to aggregate indebtedness was approximately 2.45 to 1.

FUND SERVICES ADVISORS, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

Net capital	
Total stockholders' equity	$ 208,310
Deductions and/or charges	
Non-allowable assets	68,840
Net capital	$ 139,470
Aggregate indebtedness	
Total aggregate indebtedness	$ 342,204
Computation of basic net capital requirement	
Minimum net capital required	$ 22,814
Excess net capital	$ 116,656
Ratio: Aggregate indebtedness to net capital	2.45 to 1
Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2006)	
Net capital, as reported in Company's Part II (unaudited)	
Focus report	$ 147,278
Prior year income tax accrual	(7,808)
Net capital per above	$ 139,470

FUND SERVICES ADVISORS, INC.
SCHEDULE II
RESERVE AND POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

The Company is in compliance with the conditions of exemption from the reserve and possession or control requirements under the provisions of Rule 15c3-3 (k)(2)(i) of the Securities Exchange Act of 1934.

LEDERMAN, ZEIDLER, GRAY & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
9107 WILSHIRE BOULEVARD, SUITE 260
BEVERLY HILLS, CALIFORNIA 90210

MEMBER
AMERICAN INSTITUTE
OF CERTIFIED PUBLIC ACCOUNTANTS
CALIFORNIA SOCIETY
OF CERTIFIED PUBLIC ACCOUNTANTS

TELEPHONE
(310) 273-2924
FAX
(310) 276-0225

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
FUND SERVICES ADVISORS, INC.
Los Angeles, California

In planning and performing our audit of the financial statements of Fund Services Advisors, Inc. for the year ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Fund Services Advisors, Inc. that we considered relevant to the objectives stated in rule 17a-5(g) (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and the procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparison, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that

transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Lederman, Zeidler, Gray & Co., CPAs, LLP

Beverly Hills, California
February 21, 2007

END